Supernova Partners Acquisition Company, Inc.

4301 50th Street NW

Suite 300, PMB 1044

Washington, D.C. 20016

August 11, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Ruairi Regan; James Lopez

Re:	Supernova Partners Acquisition Company, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 9, 2021
File No. 333-255079

Dear Messrs. Regan and Lopez:

Supernova Partners Acquisition Company, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective no later than 9:00 am on Thursday, August 12, 2021. The Company also hereby requests a copy of the written order verifying the effective date and time.

Should any questions arise in connection with the filing or this response letter, please contact Jonathan Corsico at (202) 440-2526 or Jonathan.Corsico@stblaw.com. Thank you for your assistance.

Sincerely,

/s/ Robert D. Reid
Robert D. Reid
Chief Executive Officer
Supernova Partners Acquisition Company, Inc.

cc:	Jonathan Corsico
Simpson Thacher & Bartlett LLP